



02007843

SECURITIES ... SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42035



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BLUE RIVER LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 EAST 88TH STREET APT. 2D
(No. and Street)

NEW YORK	NEW YORK	10128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEONARD SCHWALB 212-426-7044
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEINICK SANDERS LEVENTHAL & CO., LLP
(Name — *if individual, state last, first, middle name*)

1515 BROADWAY	NEW YORK	NEW YORK	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 0 9 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LEONARD SCHWALB, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLUE RIVER LLC, as of DECEMBER 31, 1901, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

CFO

Title

Notary Public

ROBERT A. KAISER, JR.
NOTARY PUBLIC, State of New York
No. 01KA7140815
Qualified in New York County
Commission Expires October 31, 2002.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE RIVER LLC
(Formerly Green-Cohn Group LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

WSL WEINICK SANDERS LEVENTHAL & CO., LLP

BLUE RIVER LLC

DECEMBER 31, 2001

I N D E X

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

1515 BROADWAY
NEW YORK, N.Y. 10036-5788
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Members
Blue River LLC

We have audited the accompanying statement of financial condition of Blue River LLC (formerly Green-Cohn Group LLC) as at December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Blue River LLC as at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Weinick Sanders Leventhal & Co., LLP

New York, N. Y.
March 13, 2002

EXHIBIT B

BLUE RIVER LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents		$ 2,033,872
Securities owned:		
Marketable at market value		35,712,778
Not readily marketable, at estimated fair value		16,550
		37,763,200
Other assets:		
Loans receivable - members	$2,949,128	
Accrued interest receivable and sundry assets	305,926	
Total other assets		3,255,054
		$41,018,254

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Payable to broker	$ 5,802,497
Securities sold, not yet purchased, at market value	22,994,709
Accrued expenses and other liabilities	152,010
Total liabilities	28,949,216
Members' equity	12,069,038
Total liabilities and members' equity	$41,018,254

The accompanying notes are an integral part of this statement of financial condition.

BLUE RIVER LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES.

(a) Description of Business:

Blue River LLC (the "Company") was formed as a limited liability company in 1996 in New York State under the name of Green-Cohn Group LLC. Effective May 1, 1996, Green-Cohn Group, Inc. (the "predecessor") was converted into the Company through an exchange of the predecessor's shares of stock for Company units. For financial statement reporting, assets and liabilities transferred to the Company were recorded at the predecessor's historical cost basis. On March 15, 2001 the Company changed its name to Blue River LLC.

The Company conducts its business as a broker/dealer in securities and is registered with the National Association of Security Dealers.

(b) Basis of Presentation:

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America.

(c) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(d) Securities Owned:

Marketable securities are valued at market value and securities not readily marketable are valued at estimated fair value as determined by management. The resulting difference between cost and market (or estimated fair value) is included in income. Security transactions of the Company are recorded on a trade date basis.

Marketable securities contributed by or distributed to members, during the year ended December 31, 2001 were valued at the market price as of the day contributed by or distributed to the members.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES. (Continued)

(e) Income Taxes:

The Company is treated as a partnership for federal income tax purposes. Consequently, all tax effects of the Company's income are passed through to the members individually.

NOTE 2 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED.

Marketable securities owned and marketable securities sold, not yet purchased, are stated at market value with related changes in unrealized appreciation or depreciation reflected in principal transactions revenue. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at pre-determined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations. At December 31, 2001 securities owned and marketable securities sold, not yet purchased, consist of the following:

	Owned	Sold, Not Yet Purchased
Corporate bonds	$19,817,308	$ 960,000
Corporate stocks	9,054,566	21,626,837
Options	6,840,904	407,872
	$35,712,778	$22,994,709

NOTE 3 - NET CAPITAL REQUIREMENTS.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001 the Company had such defined net capital of $3,597,493 which was $3,497,493 in excess of its required net capital of $100,000. The Company's net capital ratio was .04 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS.

For the year ended December 31, 2001, fees of $25,000 were paid to a company controlled by the managing member of the Company. At December 31, 2001 loans receivable from two members in the amount of $2,909,128 and $40,000, respectively, do not bear interest.